E-mail correspondence

To:	Ted Yu, Division of Corporation Finance, Securities and Exchange Commission
From:	Ariel Aminetzah, Sullivan & Cromwell LLP
Sent:	Thursday, May 19, 2005 1:50 PM
Subject:	SBC S-4 (File No. 333-123283) — draft response letter and changed pages

Ted,

Attached please find a draft of our response letter to the Staff’s comment letter of May 18, 2005 in connection with SBC’s S-4. In addition, attached please find the corresponding revised pages of the S-4.

As discussed, we will call Michele Anderson at 3:30 pm this afternoon to discuss the comments and our proposed responses.

Best regards.

Ariel Aminetzah
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Tel: (212) 558-4730
Fax: (212) 558-3588
e-mail: aminetzaha@sullcrom.com

Attachments.

S&C Draft of May 19, 2005

125 Broad Street
New York, NY 10004-2498
Telephone: 1-212-558-4000	LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
Facsimile: 1-212-558-3588	FRANKFURT • LONDON • PARIS
WWW.SULLCROM.COM	BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

May [ • ], 2005

Michele M. Anderson,
     Legal Branch Chief, Division of Corporation Finance,
          Securities and Exchange Commission,
               450 Fifth Street, N.W.,
                    Washington, D.C. 20549-0510.

Re:	Responses to Comments on Amendment No.2 to the Registration Statement on Form S-4 filed by SBC Communications Inc. on May 11, 2005 (File No. 333-123283)

Dear Ms. Anderson:

     SBC Communications Inc. (“SBC”) today filed Amendment No. 3 to its Registration Statement on Form S-4 (File No. 333-123283) (“Amendment No. 3”), including a Prospectus of SBC and a Proxy Statement of AT&T Corp. (“AT&T”). This letter, which is being submitted on behalf of SBC and AT&T, responds to your letter, dated May 18, 2005, relating to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced Registration Statement and certain related documents.

     The responses to the Staff’s comments are numbered to relate to the corresponding comments in your letter of May 18, 2005. For your convenience, we have also included the text of each of your comments. In general, the information contained in this letter with respect to SBC has been furnished by SBC and the information contained in this letter with respect to AT&T has been furnished by AT&T. All page references in this letter are to the pages of Amendment No. 3 in the form filed today with the Commission.

AMENDMENT NO. 2 TO FORM S-4

Summary, page 1

1.	We note the disclosure that the special dividend “should qualify as a distribution within the meaning of Section 301,” “should be treated” as a

Michele M. Anderson
May  • , 2005

dividend for US federal income tax purposes, and “should be taxed on the cash received as a Special Dividend.” Please revise to phrase the opinions more definitively. If tax counsel is using the “should” language because uncertainty exists regarding the tax consequences or it is unable to opine on the matter, it should explain why it cannot give a “will” opinion, describe the degree of uncertainty in the opinions, and provide any necessary risk factor discussion. Apply similar revisions to the Material United States Federal Income Tax Consequences section beginning on page 53 and the tax opinion filed as Exhibit 8.2.

In addition, please state clearly in the summary and elsewhere in the prospectus that under a Section 368(a) reorganization, the exchange of AT&T shares for SBC shares by AT&T shareholders will be tax-free.

In response to the Staff’s comment, we have revised the disclosure on pages [3] and [54] to explain why tax counsel is unable to give a “will” opinion regarding the characterization of the special dividend for United States federal income tax purposes, and to address the United States federal income tax consequences to holders of AT&T common stock if the Internal Revenue Service were to disagree with tax counsel’s characterization. In addition, tax counsel to AT&T has revised the tax opinion filed as Exhibit 8.2 accordingly.

In addition, we have revised the disclosure on pages [3] and [54] to state clearly that under a Section 368(a) reorganization, holders of AT&T common stock will not recognize gain or loss upon the exchange of AT&T shares for SBC shares, except with respect to any cash received in the merger.

2.	In order to enhance readers’ understanding of the alternative tax consequences, please explain more clearly the meaning of the merger agreement’s provision (Section 6.18 of the merger agreement) that the parties can restructure the merger to include “in the per share merger consideration the per share amount of the special dividend” if such restructuring is needed in order to obtain Section 368(a) treatment. For example, your revised disclosure should explain to readers what you mean by including “in the per share merger consideration the per share amount of the special dividend.” Does this mean that SBC will be deemed to pay the $1.30 per share in cash as part of the merger consideration in lieu of AT&T paying its shareholders a cash dividend?

Finally, your disclosure appears to be stating that if the restructuring occurs, the merger will constitute a tax-free Section 368(a) reorganization but AT&T shareholders may still recognize a gain (the amount of the recognized gain depending on the circumstances described on pages 4 and 55). To enhance readers’ understanding and avoid any confusion on the part of readers, please explain why it is consistent to indicate that a

Michele M. Anderson
May  • , 2005

merger is a tax-free Section 368(a) transaction even though AT&T shareholders may be forced to recognize gains.

In response to the Staff’s comment, we have revised the disclosure on pages [3] and [55] to indicate that if the merger is restructured to include in the per share merger consideration the per share amount of the special dividend, (1) AT&T will not pay the special dividend and (2) each share of AT&T common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 0.77942 of a share of SBC common stock, plus $1.30 in cash (i.e., the merger consideration paid by SBC will consist of shares of SBC common stock and cash).

We advise the Staff on a supplemental basis that characterization of the merger as a “reorganization within the meaning of Section 368(a) of the Code” is not inconsistent with gain recognition by holders of AT&T common stock. Even if a transaction qualifies as a reorganization for United States federal income tax purposes, a shareholder who receives cash (or other nonqualifying consideration) in such transaction is required to recognize gain for federal income tax purposes in an amount equal to the lesser of the gain realized and the amount of cash (and the fair market value of other nonqualifying consideration) received, but may not recognize any loss for federal income tax purposes. Because holders of AT&T common stock will receive cash in the merger if the merger is restructured to include in the per share merger consideration the per share amount of the special dividend, holders may be forced to recognize gain. Accordingly, we have revised the disclosure on pages [3] and [54] to state clearly that the merger will be tax-free to holders of AT&T common stock, except with respect to any cash received.

The Merger, page 28

3.	We note your revisions in response to prior comment #3. We again ask that you provide expanded information regarding the extent of any discussions between AT&T and third parties. In this regard, you state on pages 29 and 31 that AT&T’s management made conclusions based on the relative levels of interest expressed by other parties, but the first paragraph on page 28 does not give any indication to the levels of interest expressed. In addition, it is unclear how the AT&T board assumed that a potential transaction with SBC could result in greater cost savings than in other transactions based on those preliminary discussions. Please revise accordingly.

In response to the Staff’s comment, we have revised the disclosure on pages [28] and [29].

Michele M. Anderson
May •, 2005

4.	The revisions made in response to our prior comment #4 appear to address more the question of SBC’s intentions with respect to the 10%-15% premium range rather than the question of how the range was calculated. Therefore, as previously requested by our comment #4, please explain, with an useful level of detail, how SBC selected a range of 10%-15% for the “small” premium it was willing to pay for AT&T’s shares.

[We would like to discuss this comment with the Staff.]

SBC’s Reasons for the Merger, page 32

5.	Revise page 34 to indicate that the SBC board reviewed the third party analyses and newspaper articles as background information and that the materials were not “of material significance” to its consideration of the merger, as indicated in your response to prior comment #7. We believe your current disclosure may imply that the board materially relied on the materials.

In response to the Staff’s comment, we have revised the disclosure on page 34 to indicate that the SBC board of directors reviewed the publicly available third party analyses and newspaper articles as background materials. We advise the Staff that, as noted on page [34], the SBC board of directors did not quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered, including the third party analyses and newspaper articles.

Opinions of AT&T’s Financial Advisors, page 40

6.	We reviewed the SBC-prepared forecasts for 2005, which were provided in response to our prior comment #10. We further note your statement that such forecasts “were not inconsistent with the analysis that CSFB and Morgan Stanley had compiled based upon publicly available information.” However, based on our review of the CSFB/Morgan Stanley presentation to the AT&T board, the 2005 projections used by the financial advisors in their analyses and based on publicly available research estimates appear to differ from the SBC-prepared forecasts for 2005. Specifically, the SBC-prepared forecasts of total revenues for 2005 appear to differ from the projected total revenues for 2005 contained within the CSFB/Morgan Stanley presentation. In your response letter, please reconcile this discrepancy.

Michele M. Anderson
May •, 2005

We advise the Staff on a supplemental basis that the SBC-prepared forecasts that were previously provided on a supplemental and confidential basis to the Staff did not include any forecast of the revenue of Cingular. The SBC-prepared projections are based on SBC’s GAAP accounting, pursuant to which SBC’s investment in Cingular is accounted for under the equity method of accounting. Leaving aside the revenue of Cingular, the SBC-prepared 2005 forecasts are not inconsistent with the 2005 projections based on publicly available research estimates that were used by the financial advisors in their analyses.

7.	Although we note the explanation provided in your response to our prior comment #10, provide us with copies of the SBC-prepared projections for 2006 and 2007 so that we can review the projections. If you wish, you may request the return of the projections in accordance with Rule 418(b) of Regulation C.

Furthermore, according to your response to our prior comment #10, CSFB and Morgan Stanley were not provided copies of SBC-prepared projections for 2006 and 2007. Instead, they were only allowed to view the projections “briefly without taking notes.” Yet, your disclosure in the prospectus/proxy statement continues to state that CSFB and Morgan Stanley “reviewed...financial forecasts for 2005 through 2007 prepared and provided to CSFB by SBC” and “reviewed certain financial projections for 2005 through 2007 prepared by the management of SBC.” Given your response indicates that neither CSFB nor Morgan Stanley had an opportunity to review the 2006 and 2007 projections to the same extent that they had to review the 2005 projections, your disclosure should be revised to indicate the limited scope of their review of the 2006-2007 projections.

In response to the Staff’s comment, we have revised the disclosure on page [45]. In addition, we are providing the Staff on a supplemental basis under separate cover a copy of the SBC-prepared projections for 2006 and 2007.

8.	As requested by prior comment #13 of our May 6, 2005 letter and prior comment #39 of our April 8, 2005 letter, please describe in the prospectus/proxy statement the criteria used to select the “comparable companies” utilized in the discounted cash flow analysis.

Include in the prospectus/proxy statement your explanation of why the financial advisors used different companies for the discounted cash flow analysis and selected company analysis.

In response to the Staff’s comment, we have revised the disclosure on pages [45] and [47].

Michele M. Anderson
May •, 2005

The Merger Agreement, page 59

9.	The disclosure that the representations and warranties “may not be complete,” “may or may not have been accurate,” and “do not purport to be accurate as of the date of this document” is vague and may not be clear to security holders. As requested by our prior comment #18, please include in the prospectus/proxy statement an express statement acknowledging if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

In view of the Staff’s numerous objections to the referenced paragraph and SBC’s and AT&T’s belief that it would be inappropriate to make the requested statement regarding “corrective disclosure,” we have revised the disclosure on page 59 to eliminate the paragraph entirely.

10.	Your disclosure refers to agreements other than the merger agreement. Such references are overly broad and may not be clear to security holders. Please revise to omit reference to agreements other than the merger agreement.

See response to Comment #9 above.

11.	You note your statement that the representations and warranties were made “only for the purposes of such agreements” and the “benefit of the parties.” These statements appear to limit reliance by investors on the descriptions of the representations and warranties. Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

See response to Comment #9 above.

Exhibits 8.1 and 8.2

12.	Please file the executed Wachtell and Sullivan & Cromwell tax opinions prior to requesting effectiveness.

The Staff’s comment has been noted and we will file the executed tax opinions prior to requesting effectiveness.

Michele M. Anderson
May •, 2005

*           *           *

     Please contact me at (212) 558-4801, via fax at (212) 558-3588 or via e-mail at hamiltonb@sullcrom.com if you have any comments or questions about this letter.

Very truly yours,

Brian E. Hamilton

cc:	Wayne A. Wirtz, Esq.
SBC Communications Inc.
175 East Houston
San Antonio, Texas 78205

Robert S. Feit, Esq.
AT&T Corp.
One AT&T Way
Bedminster, New Jersey 07921

Steven A. Rosenblum, Esq.
Stephanie J. Seligman, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

Benjamin F. Stapleton, Esq.
John J. O’Brien, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004

Treatment of AT&T Stock Options and Stock Based Awards (Page 61)
      In the merger, all outstanding AT&T employee stock options under AT&T’s stock-based benefit plans and agreements will be converted into options to acquire shares of SBC common stock, with the number of shares of SBC common stock subject to option and the exercise price of the options adjusted to give effect to the exchange ratio of 0.77942 and an equitable adjustment to take into account the payment of the $1.30 special dividend in respect of each share of AT&T common stock. Any AT&T stock-based awards, other than AT&T stock options, will be similarly converted into stock-based awards based on a number of shares of SBC common stock adjusted to give effect to the exchange ratio of 0.77942 and an equitable adjustment to take into account the payment of the $1.30 special dividend in respect of each share of AT&T common stock.
AT&T’s Executive Officers and Directors Have Interests in the Merger that Differ from, or Are in Addition to, Your Interests in the Merger (Page 49)
      You should be aware that some of the directors and executive officers of AT&T have interests in the merger that are different from, or are in addition to, the interests of AT&T shareholders. These interests include, but are not limited to, the treatment of equity-based compensation awards held by directors and executive officers of AT&T in the merger, the continued employment of certain executive officers after the merger, severance benefits payable to certain executive officers whose employment is not continued after the merger, the continued positions of certain directors of AT&T as directors of SBC, and the indemnification of former AT&T directors by SBC.
Material United States Federal Income Tax Consequences (Page 53)
      The Special Dividend. If the special dividend is paid by AT&T, it will be paid following the adoption of the merger agreement and prior to the effective time of the merger. AT&T intends to pay the special dividend on the closing date of the merger. In connection with the filing of the registration statement of which this document is a part, AT&T will receive a legal opinion from Wachtell, Lipton, Rosen & Katz to the effect that the special dividend should qualify as a distribution within the meaning of Section 301 of the Internal Revenue Code of 1986, as amended, which is referred to in this document as the Code.
      It is not possible for counsel to reach a definitive conclusion regarding the characterization of the special dividend for United States federal income tax purposes because there are legal authorities that have characterized a pre-merger distribution as additional merger consideration. The authorities that counsel considers more relevant, however, respect characterization of a payment that is made in the form of a dividend and not merger consideration as a dividend. Based upon such authorities, Wachtell, Lipton, Rosen & Katz has concluded that the special dividend should constitute a distribution within the meaning of Section 301 of the Code. It is possible that the Internal Revenue Service could disagree with counsel’s characterization of the special dividend as a distribution for United States federal income tax purposes and instead treat the special dividend as merger consideration paid by SBC in exchange for a portion of a holder’s AT&T common stock. In such case, the United States federal income tax consequences to a holder of AT&T common stock would be the same as those described below.
      Accordingly, the special dividend will be treated as a dividend for United States federal income tax purposes to the extent paid out of current or accumulated earnings and profits of AT&T. AT&T expects that the entire amount of the special dividend will be paid out of its current or accumulated earnings and profits. Generally, individual U.S. holders who meet applicable holding period requirements under the Code for “qualified dividends” (generally more than 60 days during the 121-day period surrounding the ex-dividend date) will be taxed on the special dividend at a maximum federal income tax rate of 15%.
      The Merger. The merger has been structured to qualify as a reorganization under Section 368(a) of the Code for United States federal income tax purposes. It is a condition to the closing of the merger that AT&T and SBC will receive opinions from Wachtell, Lipton, Rosen & Katz and Sullivan & Cromwell LLP, respectively, dated as of the closing date of the merger, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that each of SBC, AT&T and Merger Sub will be a party to such reorganization. In addition, in connection with the filing of the registration statement of which this document is a part, AT&T and SBC each will receive a legal opinion to the same effect. Accordingly, the merger will be tax-free to holders of AT&T common stock, except with respect to any cash received.
      The merger agreement provides that, if it is necessary to satisfy the closing condition described in the preceding paragraph, the merger will be restructured to include in the per share merger consideration the per share amount of the special dividend. In that event, AT&T will not pay the special dividend. Instead, each share of AT&T common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 0.77942 of a share of SBC common stock, plus $1.30 in cash.
      If the special dividend is paid by AT&T and the merger is not restructured, a holder of AT&T common stock (i) should be taxed on the cash received as a Special Dividend in the manner described above and (ii) will not recognize any gain or loss upon receipt of SBC common stock solely in exchange for AT&T common stock in the merger, except with respect to cash received in lieu of a fractional share of SBC common stock.
      If the special dividend is not paid by AT&T and the merger is restructured to include in the per share merger consideration the per share amount of the special dividend (or if, as described above, the special dividend paid by AT&T were characterized as additional merger consideration paid by SBC), a holder of AT&T common stock will not recognize any gain or loss in the merger, except with respect to any cash received. A holder of AT&T common stock whose adjusted tax basis in the AT&T common stock surrendered is less than the sum of the cash and the fair market value, as of the closing date of the merger, of the SBC common stock received will recognize gain in an amount equal to the lesser of (1) the sum of the cash and the fair market value of the SBC common stock received, minus the adjusted tax basis of the AT&T common stock surrendered, and (2) the amount of cash received in the exchange. However, if a holder’s adjusted tax basis in the AT&T common stock surrendered in the transaction is greater than the sum of the amount of cash and the fair market value of the SBC common stock received, the holder’s loss will not be currently allowed or recognized for United States federal income tax purposes.
      Holders should read “The Merger — Material United States Federal Income Tax Consequences” starting on page 53 for a more complete discussion of the United States federal income tax consequences of the special dividend and the merger. Holders are urged to consult with their tax advisors regarding the tax consequences of the special dividend and the merger to them, including the effects of United States federal, state and local, foreign and other tax laws.
Procedures for Exchange of AT&T Common Stock for SBC Common Stock (Page 60)
      In most cases, because holders of AT&T common stock hold their stock in the form of uncertificated shares, the exchange agent will issue the shares of SBC common stock to which such holders are entitled against the cancelled shares of AT&T common stock as soon as practicable after the effective time of the merger without any further action on the part of those holders.
      However, holders of AT&T share certificates that formerly represented a number of AT&T common shares prior to AT&T’s one-for-five reverse stock split, effective November 19, 2002, will be required to surrender those share certificates against issuance of the number of shares of AT&T common stock after giving effect to the stock split, before they will be issued the number of shares of SBC common stock to which they are entitled in the merger. At any time after the effective time of the merger and prior to the surrender of such share certificates, the share certificates will be deemed to represent that number of shares of SBC common stock that the holder is entitled to receive in the merger.
Following the Merger, You Will Be Entitled to Receive the Dividends SBC Pays on the SBC Common Stock (Page 61)
      After the merger, when and if declared by SBC’s board of directors, you will receive any dividends SBC pays on its common stock. SBC’s dividend payment made in the first quarter of 2005 was $0.3225 per share. From January 1, 2004 through January 1, 2005, a stockholder of SBC would have had dividends paid in respect of its shares in an aggregate amount of $1.26 per share.

THE MERGER
Background of the Merger
      Since the split-off of AT&T Wireless in 2001 and the spin-off of AT&T Broadband in 2002, the AT&T board of directors and AT&T’s management have periodically examined AT&T’s strategic alternatives and have, on occasion, explored the desirability of a potential business combination of AT&T with a third party, including SBC. These explorations included preliminary discussions with six third parties other than SBC. Discussions with five of these six other parties did not progress beyond the preliminary stages, did not involve the exchange of confidential information about AT&T or such other parties and did not result in any definitive combination proposal or any ongoing expression of serious interest by these five parties. Discussions in 2003 with one of these six parties did involve the exchange of confidential information and included preliminary discussions with respect to price, but did not result in any definitive combination proposal or any ongoing expression of serious interest by this party.
      On two separate occasions during 2004, in July and again briefly in November, members of AT&T’s senior management and SBC’s senior management held discussions concerning a possible combination between the two companies, but on neither occasion did the discussions progress beyond initial exchanges of information and a preliminary exchange of views on contractual issues. SBC indicated a potential willingness on both occasions, as a conceptual matter, to pay a modest premium for AT&T shares in connection with a transaction in which SBC common stock would be the consideration, but did not quantify the potential premium. A precise exchange ratio was never proposed or discussed. In each instance, SBC determined to terminate the discussions, and confidential documents that were shared by the parties were either returned or destroyed. In the first instance, SBC believed that there was too much uncertainty regarding the future regulation of the telecommunications industry given (1) the applications for certiorari then pending in the U.S. Supreme Court seeking review of the FCC’s order in the Trienniel Review Order (“TRO”) proceeding (which had adopted new “unbundling” rules for access that ILECs, including SBC’s wireline subsidiaries, must provide to CLECs), (2) the application from certain ILECs then pending in the U.S. Court of Appeals for the D.C. Circuit for a writ of mandamus to require the FCC to establish permanent rules with respect to unbundled network element platform, or UNE-P, requirements (which also involve access that incumbent local exchange carriers must provide to competitive local exchange carriers) and (3) other FCC rulemaking initiatives with respect to broadband deployment, for SBC to proceed with further discussions with AT&T at that time. SBC therefore determined that its management should focus its attention at that time solely on completing Cingular’s acquisition of AT&T Wireless rather than consider additional acquisitions.
      Cingular’s acquisition of AT&T Wireless closed on October 26, 2004. In addition, by late October substantial regulatory certainty with respect to a number of fundamental matters had been obtained through a series of court and FCC decisions. In particular, the U.S. Supreme Court denied the applications for certiorari seeking review of the FCC’s order in the TRO proceeding and the U.S. Court of Appeals decided to delay the issuance of a writ of mandamus until January 2005, so as to allow the FCC time to establish permanent rules with respect to UNE-P prior to its issuance. In late October the FCC also issued a decision clarifying its rules with respect to broadband deployment, thereby adding more certainty with respect to SBC’s ability to implement its previously announced Project Lightspeed broadband initiative.
      As a result of these events, SBC determined that it faced a watershed point in the development of the telecommunications industry and that it was an appropriate time to consider strategic alternatives. Accordingly, at the SBC board’s November meeting, SBC’s management discussed various options for the SBC board to consider, including continuing on a path of organic growth as well as the possibility of a horizontal or vertical transaction. The SBC board decided to pursue a possible transaction with AT&T. In late November, following this decision by the SBC board, discussions between SBC and AT&T were reopened briefly. In this instance, SBC terminated the discussions because it determined that, given the wide gap between the parties on a number of contractual issues, including, among others, deal protections, the nature and extent of representations and warranties to be given by each party, the extent of each party’s obligation to obtain regulatory approval for the transaction, the definition of “material adverse effect” and the conditions to closing, it did not believe it would be fruitful to pursue further the possibility of a combination.

      In the course of a discussion regarding matters unrelated to a potential merger in mid-January 2005, AT&T’s general counsel and SBC’s general counsel agreed that it might be productive for AT&T to provide SBC with a revised markup of a proposed merger agreement in an effort to address a number of the contractual issues that had been troublesome to SBC in November 2004. Thereafter, AT&T’s attorneys provided such a revised markup to SBC’s attorneys. Because both SBC and AT&T continued to believe that a combination could be beneficial to both parties, a new round of discussions was commenced. From January 14 through 17, 2005, AT&T’s attorneys and SBC’s attorneys discussed non-financial issues, with the emphasis on provisions regarding mutual commitments to complete a transaction, conditions to consummation of the transaction and other contractual issues. At a regularly scheduled meeting on January 19, 2005, the AT&T board of directors received an update on these discussions and reviewed potential strategic alternatives, including the possibilities of pursuing a merger with SBC, pursuing a transaction with another third party and continuing operations as a stand-alone company. The AT&T board authorized further discussions with SBC because the AT&T board believed that a combination with SBC could provide significant operational synergies and other benefits and could give AT&T shareholders an interest in a larger and more diverse company than AT&T as a stand-alone company. While AT&T’s management also discussed with the AT&T board the possibility of transactions with other third parties, these other transactions did not appear achievable in the near term based on prior discussions with such parties and/or did not appear, based on analyses relying on publicly available information, to offer an equivalent level of synergies as compared to the potential transaction with SBC. These conclusions were based on the relative levels of interest expressed by other third parties in the preliminary discussions described above, and the significant level of cost reductions that the AT&T board believed could result from the SBC transaction, as described below under “— AT&T’s Reasons for the Merger.”
      Thereafter, AT&T’s management had further discussions with SBC’s management, both with respect to the potential financial terms of a transaction and with respect to contractual issues, including the “no-shop” provisions, the amount of and triggers for a termination fee, the nature and extent of representations and warranties to be given by each party, the extent of each party’s obligation to obtain regulatory approvals for the transaction, the definition of “material adverse effect,” the restrictions to be imposed on the companies’ businesses between signing and closing and the conditions to closing. In these discussions, SBC’s management continued to indicate SBC’s willingness to offer a modest premium to the current price of AT&T’s common stock, but without specific quantification. On January 21, 2005, David Dorman, AT&T’s Chairman and Chief Executive Officer, met with Edward Whitacre, SBC’s Chairman and Chief Executive Officer. In the course of this meeting, Mr. Dorman and Mr. Whitacre had discussions with respect to possible financial terms, including a potential premium to AT&T’s market price, which for the first time was quantified as being in a range of 10% to 15% based on the then-current prices of the two companies’ shares. SBC meant for this range of possible premiums to indicate that SBC was willing to pay a small premium but there was a maximum that SBC was unlikely to exceed. Mr. Whitacre and Mr. Dorman then discussed various possible premiums within the previously suggested range of 10% to 15%. While they did not reach any agreement on financial terms, Mr. Dorman and Mr. Whitacre agreed that they would like to continue discussions between the two companies.
      The AT&T board of directors had a telephonic meeting on January 23, 2005, and received an update on the discussions. The AT&T board was informed that there had been progress on the contractual discussions, particularly in negotiating “no-shop” provisions consistent with the board’s fiduciary duties. The AT&T board was also informed that, while there was no agreement on financial terms, it appeared based on Mr. Dorman’s discussion with Mr. Whitacre on January 21, 2005 that a premium in the range of 10% to 15% to AT&T’s market price could be achieved. The AT&T board authorized the continuation of its management’s discussions with SBC’s management for the purpose of determining whether an agreement could be reached on acceptable financial terms.
      During the week of January 24, 2005, AT&T entered into a new confidentiality agreement with SBC, and AT&T’s management continued its discussions with SBC’s management. AT&T’s management provided SBC with further information with respect to AT&T and SBC’s management provided AT&T with additional information about SBC. Meetings and exchanges of documents and other confidential information between the managements of both companies took place, and AT&T’s attorneys continued to discuss and negotiate the draft merger agreement with SBC’s attorneys. The parties had already agreed to the transaction structure in

•	the expectation that the merger could be completed within a reasonable time frame.
      The SBC board of directors also considered a number of potentially negative factors in its deliberations concerning the merger agreement, including:

•	the risk that, because the exchange ratio under the merger agreement would not be adjusted for changes in the market price of SBC common stock or AT&T common stock, the per share value of the consideration to be paid to AT&T stockholders on consummation of the merger could be significantly more than the per share value of the consideration immediately prior to the announcement of the proposed merger;

•	the risk that the merger might not receive all necessary regulatory approvals, or that any governmental authorities could attempt to condition their approval of the merger or of the transfer of licenses or other entitlements on the companies’ compliance with certain conditions, including the divestiture of assets;

•	the difficulties and management challenges inherent in completing the merger and integrating the businesses, operations and workforce of AT&T with those of SBC;

•	the possibility of encountering difficulties in achieving expected cost savings and revenue synergies in the amounts currently estimated or in the time frames currently contemplated by SBC’s management;

•	the risk that AT&T’s financial performance may not meet SBC’s expectations;

•	the risk that the merger might not be consummated and the possible adverse implications for customers, investor relations and employee morale under such circumstances; and

•	the possibility that the effort required to plan for the integration of AT&T into SBC and to complete the regulatory approval process might adversely affect the ability of SBC to meet its existing business performance targets.
      The SBC board of directors also reviewed as background materials numerous publicly available third party analyses and newspaper articles regarding the telecommunications industry in general and AT&T’s business prospects and financial condition in particular.
      The foregoing discussion of the information and factors that the SBC board of directors considered is not intended to be exhaustive, but is meant to include the material factors that the SBC board of directors considered. In view of the complexity and wide variety of factors, both positive and negative, that the SBC board of directors considered, the SBC board of directors did not find it practical to, and did not attempt to, quantify, rank or otherwise assign relative or specific weights or values to any of the factors considered. In addition, individual members of the SBC board of directors may have given different weights to different factors.
      In considering the various factors, individual members of the SBC board of directors considered all of these factors as a whole, and concluded that, on balance, the positive factors outweighed the negative factors and that they supported a determination to approve the merger agreement and declare its advisability.
AT&T’s Reasons for the Merger
      At its meeting on January 30, 2005, the AT&T board of directors, after due consideration and by a vote of nine to one:

•	declared that the merger and the other transactions contemplated by the merger agreement, including the special dividend, are advisable;

•	adopted the merger agreement; and

•	recommended that the holders of AT&T common stock adopt the merger agreement.
      In adopting the merger agreement and making these declarations and recommendation, the AT&T board of directors consulted with AT&T senior management and AT&T’s financial and legal advisors and considered a number of factors, including those set forth below.

significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the analyses and estimates of CSFB and Morgan Stanley are inherently subject to substantial uncertainty.
      The opinions of CSFB and Morgan Stanley were only one of many factors considered by the AT&T board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of the AT&T board of directors or management with respect to the merger, the exchange ratio or the consideration to be received in accordance with the merger agreement.
      The following is a summary of the material financial analyses underlying the opinions of CSFB and Morgan Stanley delivered to the AT&T board of directors. The financial analyses summarized below include information presented in tabular format. In order to fully understand CSFB’s and Morgan Stanley’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of CSFB’s and Morgan Stanley’s financial analyses.
      For purposes of their analyses, CSFB and Morgan Stanley converted the stock consideration and the special cash dividend to be paid pursuant to the merger agreement into an implied effective exchange ratio. CSFB and Morgan Stanley calculated this ratio by multiplying $23.62, the closing price of a share of SBC common stock on January 28, 2005, by 0.77942, the exchange ratio, adding $1.30 and dividing the resulting number by $23.62. The implied effective exchange ratio was 0.834x as of January 28, 2005.
      Certain of these analyses utilized publicly available research analyst estimates and projections concerning SBC for 2005 through 2007. CSFB and Morgan Stanley assumed, with the consent of the AT&T board of directors, that the publicly available research analyst estimates and projections were reasonable estimates and projections for the purposes of its analysis based, in part, on a comparison of such estimates to the financial forecasts of SBC that it reviewed for such years and discussions of such forecasts with the management of SBC. With respect to the SBC projections concerning 2005, CSFB and Morgan Stanley were provided with copies of such projections by SBC management; with respect to the projections concerning SBC for 2006 and 2007, CSFB and Morgan Stanley were not provided copies of such projections but were provided an opportunity to view such projections.

Discounted Cash Flow Analysis
      AT&T. CSFB and Morgan Stanley performed a discounted cash flow analysis (referred to in this document as DCF) with respect to AT&T’s estimated future cash flows. The DCF analysis was based on financial forecasts for 2005 prepared and provided by the management of AT&T and certain publicly available analyst estimates and projections (including adjustments thereto) reviewed and discussed with the management of AT&T for 2006 through 2009 and terminal values based on multiples of AT&T’s estimated last twelve months earnings before interest, taxes, depreciation and amortization (referred to in this document as EBITDA) for 2009 ranging from 3.5x to 4.5x. In this document, “terminal value” refers to the value of all future cash flows from a business or asset at a particular point in time. CSFB and Morgan Stanley discounted the unlevered free cash flows and estimated terminal value to a present value using discount rates ranging from 8.0% to 10.0%. CSFB and Morgan Stanley chose the discount rates utilized in this analysis based upon an analysis of the weighted average cost of capital of AT&T and their review of related information of selected large, diversified telecommunications companies. Weighted average cost of capital is a measure of the average expected return on all of a company’s securities or loans based on the proportions of those securities or loans in such company’s capital structure. Based on their experience with respect to telecommunications companies, their knowledge of the telecommunications industry in general and taking into consideration that the weighted average cost of capital analysis would allow for a wider range of “comparable companies” for purposes of assessing the range of weighted average costs of capital to use in its analysis, CSFB and Morgan Stanley selected MCI Inc., BellSouth Corporation, Verizon Communications Inc. and SBC as comparable companies. The DCF analysis of AT&T indicated a valuation range for AT&T common stock of $11.09 to $15.13 as compared to AT&T’s common stock price as of January 28, 2005 of $19.71.

      No cost savings programs or revenue enhancements were considered in this analysis. This analysis indicated an implied exchange ratio ranging from 0.866x, based on the lowest value obtained in the contribution analysis, to 1.286x, based on the highest value obtained in the contribution analysis, with respect to contributions to net income and cash flows from operations for the period 2005 through 2006, and an implied exchange ratio ranging from 0.453x, based on the lowest value obtained in the contribution analysis, to 0.768x, based on the highest value obtained in the contribution analysis, with respect to contributions to net income and cash flows from operations for the period 2007 through 2008, in each case as compared to the implied effective exchange ratio of 0.834x as of January 28, 2005.

Selected Company Analysis
      CSFB and Morgan Stanley also compared certain financial and operating information of AT&T and SBC to corresponding information for companies that CSFB and Morgan Stanley deemed similar. CSFB and Morgan Stanley determined that while there was no company that was directly “comparable” to AT&T based on its industry, financial and operational profile, the company most similar for purposes of their comparable company analysis was MCI. For SBC, CSFB and Morgan Stanley used Bell South Corporation and Verizon Communications (referred to in this document as the SBC Peer Group), based on the same criteria.
      In the case of AT&T, CSFB and Morgan Stanley reviewed MCI’s enterprise value, calculated as equity value, plus net debt and other adjustments, as a multiple of certain publicly available analyst estimates of MCI’s calendar year 2005 and 2006 EBITDA and MCI’s dividend yield based on MCI’s closing stock price as of January 28, 2005 and applied a range of the implied multiples and dividend yields to the corresponding financial data for AT&T based on financial forecasts for AT&T for 2005 prepared and provided by the management of AT&T and certain publicly available analyst estimates and projections (including adjustments thereto) for AT&T for 2006 reviewed and discussed with the management of AT&T. This analysis indicated an implied value per share of AT&T common stock ranging from $9.50 to $20.50.
      In the case of SBC, CSFB and Morgan Stanley compared the SBC Peer Group’s enterprise values as a multiple of certain publicly available analyst estimates of the SBC Peer Group’s calendar year 2005 and 2006 EBITDA and the SBC Peer Group’s market prices as a multiple of certain publicly available analyst estimates of the SBC Peer Group’s calendar year 2005 and 2006 earnings per share and cash earnings per share (defined as earnings per share plus depreciation and amortization per share), and reviewed the SBC Peer Group’s dividend yields based on the SBC Peer Group’s closing stock prices as of January 28, 2005 and applied the range of the implied multiples and dividend yields to the corresponding financial data for SBC. This analysis indicated an implied value per share of SBC common stock ranging from $21.00 to $26.00.
      CSFB and Morgan Stanley noted that such analyses indicated implied exchange ratios ranging from 0.365x to 0.976x as compared to the implied effective exchange ratio of 0.834x as of January 28, 2005.
      CSFB and Morgan Stanley noted that the merger and acquisition transaction environment varies over time because of macroeconomic factors such as interest rate and equity market fluctuations and microeconomic factors such as industry results and growth expectations. CSFB and Morgan Stanley also noted that no company or transaction reviewed was identical to AT&T, SBC or the proposed merger and that, accordingly, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics of SBC and AT&T and other factors that would affect the acquisition values in the comparable transactions, including the size and demographic and economic characteristics of the markets of each company and the competitive environment in which it operates. Mathematical analyses (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data.
Other Considerations
      In the course of preparing their opinions, CSFB and Morgan Stanley also reviewed and considered other information and data, including:

•	the potential pro forma effect of the merger on the pro forma combined company’s estimated earnings per share in calendar years 2006, 2007 and 2008 both before and after giving effect to potential cost savings and other synergies anticipated to result from the merger developed jointly by SBC and AT&T and compared that data to the estimated earnings per share of AT&T and SBC on a standalone basis. Such analysis indicated that, after giving effect to potential cost savings and other synergies, the merger would be accretive to the pro forma earnings of SBC by 2008;

      This discussion only addresses AT&T shareholders that hold their shares of AT&T common stock as a capital asset within the meaning of Section 1221 of the Code. Further, this summary does not address all aspects of U.S. federal income taxation that may be relevant to an AT&T shareholder in light of such holder’s particular circumstances or that may be applicable to holders subject to special treatment under United States federal income tax law (including, for example, non-United States persons, financial institutions, dealers in securities, insurance companies, tax-exempt entities, holders who acquired AT&T common stock pursuant to the exercise of employee stock options or otherwise as compensation, holders subject to the alternative minimum tax provisions of the Code, and holders who hold AT&T common stock as part of a hedge, straddle, constructive sale or conversion transaction). In addition, no information is provided herein with respect to the tax consequences of the special dividend or the merger under applicable state, local or non-United States laws.
      HOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE SPECIAL DIVIDEND AND THE MERGER TO THEM, INCLUDING THE EFFECTS OF UNITED STATES FEDERAL, STATE AND LOCAL, FOREIGN AND OTHER TAX LAWS.

The Special Dividend
      Pursuant to the terms of the merger agreement, AT&T will pay a special dividend of $1.30 per share of AT&T common stock to holders of record of AT&T common stock as of a record date to be set by the AT&T board of directors, unless, as described below, the merger is restructured to include in the per share merger consideration the per share amount of the special dividend that would otherwise be payable by AT&T.
      If the special dividend is paid by AT&T, it will be paid following the adoption of the merger agreement and prior to the effective time of the merger. AT&T intends to pay the special dividend on the closing date of the merger. In connection with the filing of the registration statement of which this document is a part, AT&T will receive a legal opinion from Wachtell, Lipton, Rosen & Katz to the effect that the special dividend will qualify as a distribution within the meaning of Section 301 of the Code. It is not possible for counsel to reach a definitive conclusion regarding the characterization of the special dividend for United States federal income tax purposes because there are legal authorities that have characterized a pre-merger distribution as additional merger consideration. The authorities that counsel considers more relevant, however, respect characterization of a payment that is made in the form of a dividend and not merger consideration as a dividend. Based upon such authorities, Wachtell, Lipton, Rosen & Katz has concluded that the special dividend should constitute a distribution within the meaning of Section 301 of the Code. It is possible that the Internal Revenue Service could disagree with counsel’s characterization of the special dividend as a distribution for United States federal income tax purposes and instead treat the special dividend as merger consideration paid by SBC in exchange for a portion of a holder’s AT&T common stock. In such case, a holder of AT&T common stock would be taxed in the same manner as described below under “— The Merger — Exchange for SBC Common Stock and Cash.”
      Accordingly, the special dividend should be treated as a dividend for the United States federal income tax purposes to the extent paid out of current or accumulated earnings and profits of AT&T. AT&T expects that the entire amount of the special dividend will be paid out of its current or accumulated earnings and profits. Generally, individual holders who meet applicable holding period requirements under the Code for “qualified dividends” (generally more than 60 days during the 121-day period surrounding the ex-dividend date) will be taxed on the special dividend at a maximum federal income tax rate of 15%. Holders should consult their tax advisors regarding any alternative characterization of the special dividend, including as consideration received in exchange for their shares of AT&T common stock. In addition, holders that are corporations should consult their tax advisors regarding the potential applicability of the “extraordinary dividend” provisions of the Code.

The Merger
      The merger has been structured to qualify as a reorganization under Section 368(a) of the Code for United States federal income tax purposes. As described below, it is a condition to the closing of the merger that AT&T and SBC will receive opinions from Wachtell, Lipton, Rosen & Katz and Sullivan & Cromwell LLP, respectively, dated as of the closing date of the merger, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that each of SBC, AT&T and Merger Sub will be a party to such reorganization. The merger agreement provides that, if it is necessary to satisfy the closing condition described in the preceding sentence, the merger will be restructured to include in the per share merger consideration the per share amount of the special dividend. In that event, AT&T will not pay the special dividend. Instead, each share of AT&T common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 0.77942 of a share of SBC common stock, plus $1.30 in cash.
      In addition, in connection with the filing of the registration statement of which this document is a part, AT&T has received an opinion of Wachtell, Lipton, Rosen & Katz and SBC has received an opinion of Sullivan & Cromwell LLP, each to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that each of SBC, AT&T and Merger Sub will be a party to such reorganization. Each of these opinions is based on representations made by AT&T, SBC and Merger Sub, and on customary factual assumptions. Accordingly, the merger will be tax-free to holders of AT&T common stock, except with respect to any cash received. Specifically, the following material federal income tax consequences will apply:
      Exchange Solely for SBC Common Stock. If the special dividend is paid by AT&T and the merger is not restructured, the material United States federal income consequences of the merger to holders of AT&T common stock will be as follows:

•	a holder will not recognize any gain or loss upon receipt of SBC common stock solely in exchange for AT&T common stock, except with respect to cash received in lieu of a fractional share of SBC common stock (as discussed below);

•	the aggregate tax basis of the shares of SBC common stock received in the merger (including any fractional shares deemed received and redeemed as described below) will be equal to the aggregate tax basis in the shares of AT&T common stock surrendered; and

•	the holding period of the SBC common stock received in the merger (including any fractional shares deemed received and redeemed as described below) will include the holding period of the shares of AT&T common stock surrendered.
      Exchange for SBC Common Stock and Cash. If the special dividend is not paid by AT&T and the merger is restructured to include in the per share merger consideration the per share amount of the special dividend (or if, as described above, the special dividend paid by AT&T were characterized as additional merger consideration paid by SBC), the material United States federal income consequences of the merger to holders of AT&T common stock will be as follows:

•	a holder will not recognize any gain or loss in the merger, except with respect to cash received. If the holder’s adjusted tax basis in the AT&T common stock surrendered is less than the sum of the fair market value, as of the closing date of the merger, of the SBC common stock and the amount of cash received by the holder, then the holder will recognize gain in an amount equal to the lesser of (1) the sum of the amount of cash and the fair market value, as of the closing date of the merger, of the SBC common stock received, minus the adjusted tax basis of the AT&T common stock surrendered in exchange therefor, and (2) the amount of cash received by the holder in the exchange. However, if a holder’s adjusted tax basis in the AT&T common stock surrendered in the transaction is greater than the sum of the amount of cash and the fair market value of the SBC common stock received, the holder’s loss will not be currently allowed or recognized for United States federal income tax purposes. Holders should consult their tax advisors regarding the manner in which cash and SBC common stock should be allocated among different blocks of AT&T common stock. Any recognized gain generally will be long-term capital gain if the holder’s holding period with respect to the AT&T common stock surrendered is more than one year at the effective time of the merger. In some cases, if the holder actually or constructively owns SBC common stock other than SBC common stock received as a result of the merger, the recognized gain could be treated as having the effect of the distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income. In such cases, holders that are corporations should consult their tax advisors regarding the potential applicability of the “extraordinary dividend” provisions of the Code.

•	The aggregate tax basis of SBC common stock received (including any fractional shares deemed received and redeemed as described below) by a holder that exchanges its shares of AT&T common stock for a combination of SBC common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of AT&T common stock surrendered for SBC common stock

THE MERGER AGREEMENT
      The following is a summary of selected provisions of the merger agreement. While SBC and AT&T believe this description covers the material terms of the merger agreement, it may not contain all of the information that is important to you and is qualified in its entirety by reference to the merger agreement, which is incorporated by reference in its entirety into, and is attached as Annex A to, this document. We urge you to read the merger agreement in its entirety.
The Merger
      Upon the terms and subject to the conditions set forth in the merger agreement, Merger Sub will be merged with and into AT&T. As a result of the merger, AT&T will be the surviving corporation and will become a wholly owned subsidiary of SBC. The separate corporate existence of AT&T, with all its rights, privileges, immunities, powers and franchises, will continue unaffected by the merger, except as set forth in the merger agreement.
Closing and Effectiveness of the Merger
      The closing of the merger will occur on the fifth business day after the satisfaction or waiver of all of the closing conditions provided in the merger agreement, except for those conditions that, by their terms, are to be satisfied at the closing (but subject to the satisfaction or waiver of those conditions), or on such other date as SBC and AT&T may agree in writing. See “— Conditions to the Merger” beginning on page 71.
      As soon as practicable following the closing, SBC and AT&T will deliver an executed and acknowledged certificate of merger to the Department of State of the State of New York. At that time, or at such later time as may be agreed by the parties in writing and specified in the certificate of merger, the merger will become effective.
Surviving Corporation’s Governing Documents, Officers and Directors; SBC’s Post-Closing Directors
      Surviving Corporation Governing Documents. At the effective time of the merger, the certificate of incorporation of the surviving corporation will be in the form of the certificate of incorporation attached to the merger agreement and the by-laws of Merger Sub in effect at the effective time of the merger will be the by-laws of the surviving corporation, in each case until thereafter amended as provided therein or by applicable laws.
      Surviving Corporation Officers and Directors. The directors and officers of Merger Sub at the effective time of the merger will, from and after the effective time, be the directors and officers of the surviving corporation until their successors will have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the surviving corporation’s certificate of incorporation and by-laws.
      SBC’s Post-Closing Board of Directors. At the effective time of the merger, SBC will increase the size of its board of directors to enable it to appoint David W. Dorman, the current Chairman and Chief Executive Officer of AT&T, plus two other members of the board of directors of AT&T selected by mutual agreement of

ANNEX A
[EXECUTION VERSION]
AGREEMENT AND PLAN OF MERGER
among
AT&T CORP.,
SBC COMMUNICATIONS INC.
and
TAU MERGER SUB CORPORATION
Dated as of January 30, 2005
The following copy of the merger agreement includes all exhibits and schedules except for the disclosure letter delivered by AT&T to SBC and the disclosure letter delivered by SBC to AT&T concurrently with entering into the merger agreement. SBC and AT&T agree to furnish supplementally to the SEC, upon request, a copy of each disclosure letter.